Mail Stop 03-05

								June 28, 2005


Mr. Gary Wolfe
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

Re:	Quintana Maritime Limited
	Amendment No. 1 to Registration Statement on Form S-1
	Filed on 6/09/05
      File No. 333-124576

Dear Mr. Wolfe:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We have reviewed your responses to prior comments 25, 34 and 42 of our letter dated June 2, 2005, and we note that in each response you have stated that your disclosures will be updated as further information becomes available. As relevant decisions are made or changes in circumstances occur with regard to the revolving credit facility that you are seeking, the issuance of stock options, and the status of your stock split, please revise your disclosures to comply with our prior comments, as applicable.
Cover Page

2. Please limit the cover page to only the information required by
Item 501(b) of Regulation S-K. In this regard, please delete the Use of Proceeds discussion from the cover page and instead discuss it early on in your summary.

Prospectus Summary, page 1

3. Please discuss the possible distribution of shares of common stock to your sole shareholder in the summary.

Our Relationship with Our Sponsors, page 4

4. Please name the affiliates here of each of Mr. Robertson, First Reserve and AMCI that beneficially own Quintana Maritime Investors LLC. Please also revise throughout, as necessary.

Restrictive covenants in our term loan facility... restrictions on us, page 11

5. Please clarify the second sentence of the second to last paragraph of this risk factor.

The international drybulk shipping sector is cyclical... results of operations, page 17

6. The concern addressed in our prior comment 16 also applies to your added disclosure on page 18. Please acknowledge in the risk factor subheadings that accompany the added disclosure the risk that vessel values may be near the peak of their cycle.

Future sales of our common stock could cause the market price, page 24

7. To the extent practical, disclose the parties to the Registration
Rights Agreement.

Use of Proceeds, page 26

8. We note your response to our prior comment 22. We also note your added disclosure at page 65, under "Plan of Operations" that you may pay the balance for vessel acquisitions through net proceeds of the offering or capital contributions from your Sponsors. We also note disclosure at page 42 that you may use your new revolving credit facility to fund acquisitions. Please disclose here if you plan to use these sources of funds to acquire the vessels you are referring to in the Use of Proceeds or clarify. Refer to Instruction 3 to Item 504.


Management`s Discussion and Analysis of Financial Condition and Results of Operations
Other Expenses, page 34
9. We have reviewed your response to our prior comment 24, but we do not believe that our comment has been fully addressed by your revised disclosures. As your document indicates that general and administrative expenses consist of several different expense types, please revise your disclosures to specifically state the nature and amounts of the general and administrative expenses that have been incurred by your company since the commencement of operations.

Liquidity and Capital Resources, page 39

10. Please also discuss liquidity on a long-term basis. Refer to Instruction 5 to Item 303(a) of Regulation S-K.

Plan of Operations, page 64

11. We note that you may require capital contributions from sponsors in order to meet your capital needs for the remainder of the year. Please supplementally describe the arrangements that you have made with sponsors to ensure that any needed capital contributions will be forthcoming. Please state, if true, that there is no guarantee that you will receive any further capital contributions.

Compensation of Directors and Senior Management, Underwriting, page 79

12. We note your response to our prior comment 33. Please consider whether the compensation you intend to pay in the next 12 months, if any, would be material to an investment decision. If so, please disclose it.

Principal Shareholders, page 82

13. It is not clear to us from the disclosure in the table, and the accompanying footnotes, how FR X Offshore, L.P. and Corbin J. Robinson, Jr. beneficially own 100% of Quintana Maritime Limited. Please explain and / or expand your disclosure in the document.

Notes to the consolidated statement of operations
Significant Accounting Policies
Revenues and Expenses, page F-8
14. We have reviewed your response to our prior comment number 43, and we do not object with your decision to recognize bunkers (fuel) expense and commission expense on a pro-rata basis, as in substance, your method of recognizing these expenses would approximate the amount of expense incurred. As voyage costs include other costs (e.g. port and canal charges) which you are also recognizing on a pro-rata basis, please expand your disclosures in Note 2 to your financial statements to specifically state that the financial impact of recognizing these other expenses pro-rata, as opposed to as incurred is immaterial, and disclose the reasons why.

Subsequent Events, page F-11
15. We note per your response to our prior comment 47 and your subsequent event footnote that your company repaid all amounts outstanding under its bridge credit agreement in May of 2005, using borrowings under its term loan facility. We also note that an additional two vessels have been delivered to your company since your
Form S-1 filed on May 3, 2005, for which you have not discussed the related financing. As such, please disclose the outstanding loan balance that has been drawn against your term loan facility. In addition, if other sources of funding were used in the acquisition of the vessels delivered on May 4, 2005 and May 6, 2005, please expand your disclosures to discuss the nature and terms of this financing.
16. We also note that subsequent to your balance sheet date, your sole shareholder has made additional capital contributions totaling $38,818,637. Please expand your discussion in the Liquidity and Capital Resources" section of your document and Note 7 to your financial statements to discuss your company`s intended use for these funds. If all or a portion of these funds have already been used, please disclose this fact.

Exhibits

17. If adopted prior to effectiveness, please file the 2005 Stock
Incentive Plan as an exhibit.

Other
18. Please consider the financial statement updating requirements outlined in Rule 3-12 of Regulation S-X, upon filing your revised document.
19. Please provide a currently dated consent from your independent public accountant in your amended document.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jeffrey Sears at (202) 551-3302 or Linda Cvrkel at (202) 551-3813, if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3210 with any other questions.

Sincerely,



Susan C. Block
Attorney-Advisor



Facsimile
Allan Reiss
Vinson & Elkins L.L.P.
212.237.0100
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Quintana Maritime Limited
June 28, 2005
Page 1